MECHEL REPORTS 1H2016 OPERATIONAL RESULTS

Moscow, Russia – August 4, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2016 operational results.

Production and sales for 1H2016

Production:

	1H2016, thousand	1H2015, thousand		2Q2016, thousand	1Q2016, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-Mine Coal	11,528	11,448	1	5,864	5,663	4

Pig Iron	2,044	2,045	0	1,039	1,005	+3

Steel	2,112	2,147	-2	1,067	1,044	2

Sales:

	1H2016, thousand	1H2015, thousand		2Q2016, thousand	1Q2016, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Coking coal
concentrate	4,47	4,068	10	2,249	2,221	1

PCI	934	1,322	-29	413	521	-21

Anthracites	908	1,109	-18	488	420	16

Steam coal	3,575	3,039	18	1,863	1,713	9

Iron ore concentrate	1,342	1,317	2	658	684	-4

Coke	1,446	1,484	-3	741	705	5

Ferrosilicon	40	39	2	18	21	-14

Flat products	253	237	7	126	128	-2

Long products	1,504	1,367	10	770	734	5

Billets	107	112	-4	40	67	-41

Hardware	331	340	-3	173	159	9

Electric power generation (thousand kWh)	1,714,766	2,284,107	-25	751,332	963,434	-22

Heat power generation (Gcal)	3,105,575	3,139,076	-1	964,652	2,140,923	-55

Key investment projects progress

Universal rolling mill:

	1H2016, thousand	1H2015, thousand		2Q2016, thousand	1Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Rails, beams and
shapes	213	78	175	117	96	21

Elga Coal Complex:

	1H2016, thousand	1H2015, thousand		2Q2016, thousand	1Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	2,011	1,864	8	1,018	993	3

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2Q2016 operational results:

“In this accounting period, the coal industry demonstrated stable demand on both global and domestic markets, with a growth registered in both quarter benchmarks and spot prices. In 2Q2016, China remained the market’s chief driver, and showed an increased demand for coal in the second quarter due to the decrease of local production. This year, Chinese authorities announced plans to close down unprofitable facilities which produce a total of up to 250 million tonnes a year. According to analysts, about a third of this volume has already left the market. Accordingly, imports took the place of these unprofitable producers, especially as far as coking coal was concerned.

“Mechel put this market situation to good use. We increased overall mining by 4% and redirected some of our chief product — coking coal concentrate — to China, increasing our sales to this country nearly by half quarter on quarter. We also made several coking coal shipments to India and Vietnam, which are new markets for us.

“PCI sales went down by 21% largely due to our running out of stock, which was entirely sold to Asia in the previous quarter due to the price dynamics we found comfortable for us. Today we consider PCI sales to South Korea as per our long-term contracts as a priority.

“The 16-percent increase in anthracite sales was due to a favorable price situation in Europe (Germany, the Netherlands and Belgium). Besides that, the seasonal increase of agglomerate production at Chelyabinsk Metallurgical Plant had its impact on the increase of demand for anthracite in the facility’s agglomeration process.

“Steam coal sales went up by 9% due to an increase in shipments from Elga Coal Complex and Southern Kuzbass Coal Company’s facilities. Over 50% of steam coal in this accounting period was exported to China.

“Coke sales went up by 5% in 2Q2016 due to an increase in domestic demand. It is important to note that we have resumed shipping coke to the United States in this accounting period.

“The steel division increased production quarter-on-quarter — steel production went up by 2%, pig iron by 3%. I would like to note that we have moved forward in implementing our strategy aimed at boosting our share in the high-margin product market, which resulted in billet sales decreased by 41%. This year Mechel supplied Russian Railways with over 120,000 tonnes of rails, and we plan to bring this volume up to 220,000-250,000 tonnes by the year’s end.

“In 2Q2016, domestic sales of flat rolls saw an insignificant decrease of 2%. At the same time, in the regions where our European steel trade network Mechel Service Global is present, we see a growth in demand for this type of product and we plan to expand our client base in the future.

“The five-percent increase in long rolls sales in 2Q2016 quarter-on-quarter was due to a seasonal hike in demand for rebar and other products from construction companies. Opening new Mechel Service offices in Northern Caucasus and Volga Federal Districts had a positive impact on our sales dynamics.

“Sales of Bratsk Ferroalloy Plant’s ferrosilicon to the Group’s enterprises and third parties went down by 14% due to some shipments being put off until the third quarter, while ferrosilicon production maintained the same level.

“The nine-percent increase in hardware sales in 2Q2016 was due to Beloretsk Metallurgical Plant’s efficient work with its clients and an increase in sales of wire ropes for energy, mining and oil industries, partly replacing import goods, as well as an expansion of our market through shipments to other CIS states.

“Our power division in the second quarter decreased electricity generation by 22% quarter-on-quarter. This decrease is due to planned repairs and equipment reconstruction at Southern Kuzbass Power Plant. The 55-percent decrease in heat generation is due to seasonal factors as the heating period drew to a close.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.